UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

PolarityTE, Inc.
(Name of Issuer) Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

731094108
(CUSIP Number)

Denver Lough c/o Smith Washburn LLC 8 East Broadway Suite 320 Salt Lake City, UT 84111 801-584-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 5, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	731094108	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Denver Lough
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,108,602 (1,2)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
7,108,602 (1,2)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,108,602 (1,2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☒
(SEE INSTRUCTIONS) See footnote (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.3%(4)
14	TYPE OF REPORTING PERSON
IN; OO(5)

Page 3 of 8 Pages

TABLE FOOTNOTES SCHEDULE 13D/A AMENDMENT NO. 5

(1)	The figure includes:
a.	7,050,000 shares of common stock (Exhibit No. 99.15);
b.	18,044 shares of common stock from a restricted share award (Exhibit No. 99.12);
c.	18,336 shares of common stock from a restricted share award (Exhibit No. 10.1); and
d.	22,222 shares of common stock that will be issued to the Reporting Person within 60 days of this filing pursuant to the terms of a restricted share award (Exhibit No. 10.1).

As of this filing, the Reporting Person has not sold any of the Issuer’s securities provided and/or awarded since the Company’s inception except for 23,203 shares that were retained by the Issuer for the Reporting Person for tax withholding, commission and fee purposes and sold by the Issuer’s broker.

(2)	The Reporting Person is in dispute with the Issuer related to certain prior option and restricted share awards, which were awarded to the Reporting Person during his service as a Director and Officer of the Issuer. A more complete description of this dispute is provided under Item 5 (below). If the Reporting Person prevailed in his dispute with the Issuer regarding these awards, he would also be deemed to have beneficial ownership over an additional 1,673,750 shares of the Issuer’s common stock (the “Disputed Shares”), which consists of:
a.	1,000,000 shares of common stock issuable upon exercise of a stock option (Exhibit No. 99.14);
b.	400,000 shares of common stock issuable upon exercise of a stock option (Exhibit No. 99.13);
c.	195,000 shares of common stock issuable upon exercise of a stock option (Exhibit No. 99.12); and
d.	78,750 shares of common stock, which are part of a prior restricted share award (Exhibit No. 99.12).
(3)	The figure 7,108,602 does not include the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders (see Item 6 below).
(4)	This calculation of 26.3% is based on the 7,108,602 shares beneficially owned by the Reporting Person as a percentage of the 26,985,630 shares of the Issuer’s common stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q, and as filed with the Securities and Exchange Commission on November 12, 2019, plus 22,222 shares that are beneficially owned by the Reporting Person but have not yet been issued by the Issuer.
(5)	The Reporting Person is a sole individual (indicated as IN), and a prior Director and Officer of the Issuer/Company (indicated as OO).

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D/A (“Schedule 13D”) relates to common stock, $.001 par value per share (the “Common Stock”), of PolarityTE, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at: 123 Wright Brothers Drive, Salt Lake City, Utah, 84116. Prior Schedule 13D/A Statements of Beneficial Ownership for the Reporting Person, as filed with the United States Securities and Exchange Commission, are incorporated by reference (Exhibits 99.0 – 99.4).

Page 4 of 8 Pages

Item 2.	Identity and Background.

(a)	This Schedule 13D/A (Amendment No. 5), is filed by Denver Lough, who is referred to herein as the “Reporting Person.”

(b)	The Reporting Person’s business address is: 8 East Broadway Suite 320, Salt Lake City, Utah, 84111.

(c)	The Reporting Person served as a Director and Officer of the Issuer until August 26, 2019 but is no longer with the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 21, 2019, the Reporting Person was presented with an agreement between him and the Issuer titled, “Settlement Terms.” (See Exhibit No. 10.0.) Pursuant to that agreement, the Reporting Person was granted a restricted share award of Restricted Stock Units (RSUs) covering 200,000 shares of common stock, which were awarded under the Company’s 2019 Equity Incentive Plan: “Restricted Stock Unit Agreement” (Exhibit 10.1). The restricted share award vests in eighteen (18) equal monthly installments beginning on October 1, 2019.

As of this filing, three (3) monthly vesting installments of 11,111 RSUs have occurred. The table below provides a summary of these transactions and identifies the number of shares withheld by the Issuer for “tax withholding, commission and fees”:

Installment No.	RSUs Vested	Transaction Settlement Date	Shares Retained for Withholdings
1	11,111	October 5, 2019	5,075
2	11,111	November 8, 2019	4,815
3	11,111	December 5, 2019	5,107
Total (3 of 18)	33,333		14,997

Item 4.	Purpose of Transaction.

All the Issuer’s securities owned by the Reporting Person have been granted, awarded and acquired for investment purposes. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of this Schedule 13D/A (Amendment No. 5). The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)        The Reporting Person beneficially owns 7,108,602 shares of the Issuer’s common stock, or 26.3% of the Issuer’s issued and outstanding shares of common stock. This calculation is based on 26,985,630 shares of the Issuer’s common stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q, and as filed with the Securities and Exchange Commission on November 12, 2019, plus 22,222 shares that are deemed beneficially owned by the Report Person but have not yet been issued. The figure 7,108,602 does not include the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders.

Page 5 of 8 Pages

Additionally, the reporting person entered into an agreement with the Issuer on August 21, 2019 (Exhibit No. 10.0). The Reporting Person contends that as part of that agreement, the Issuer agreed to extend the time for him to exercise the following option awards: (i) 1,000,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan; (ii) 400,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan; and (iii) 195,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan. Under that agreement, the Reporting Person also contends that the Issuer agreed to accelerate the vesting of 78,750 shares of common stock from a restricted share award granted on September 20, 2018. This dispute remains unresolved as of this filing, but if the Reporting Person prevailed, he would beneficially own 8,782,352 shares of the Issuer’s common stock, or 30.6% of the Issuer’s issued and outstanding shares of common stock, assuming 28,681,602 shares were issued and outstanding.

(b)       The Reporting Person may be deemed to hold sole voting power over 7,108,602 shares of the Issuer’s common stock, or 26.3% of the Issuer’s issued and outstanding shares of common stock, sole dispositive power over 7,108,602 shares of common stock, and shared voting and dispositive power over 0 shares of common stock. Not included in these figures are the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. The Reporting Person disclaims any pecuniary interest in the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares.

(c)       On August 26, 2019, the Reporting Person was granted an award of Restricted Stock Units (RSUs) covering 200,000 shares of common stock, which were awarded under the Issuer’s 2019 Equity Incentive Plan. The restricted share award vests in monthly installments for eighteen (18) months beginning on October 1, 2019. As of this filing, three (3) of the eighteen monthly vesting installments have occurred, which are described below:

On December 1, 2019, the vested installment (# 3 of 18) of 11,111 shares from the new share award was to occur. On December 3, 2019, an official "Transaction Confirmation" from the Issuer's Broker indicating 5,107 shares of the 11,111 RSUs vested were retained for "tax withholding, commission and fees," using a standard "Sell-to-Cover" transaction commonly utilized within the Issuer's Stock Plan Services system. The reported formal Transaction Confirmation's "Settlement Date" was December 5, 2019, per the Issuer's broker.

On November 1, 2019, the Issuer confirmed the vested installment (# 2 of 18) of 11,111 shares from the new share award. On November 7, 2019, an official "Transaction Confirmation" from the Issuer's broker indicating 4,815 shares of the 11,111 RSUs vested were retained for "tax withholding, commission and fees," using a standard "Sell-to-Cover" transaction commonly utilized within the Issuer's Stock Plan Services system.

On October 1, 2019, 11,111 shares vested, and the Issuer retained 839 shares for tax withholdings. The Reporting Person recognized an insufficient withholding and subsequently contacted the Issuer’s broker in order to correct the withholding error. On October 4, 2019, 4,236 shares were retained for appropriate tax withholdings, for a total of 5,075 shares withheld from the 11,111 RSU shares vested.

As of this filing, the Reporting Person has not sold any of the Issuer’s securities provided and/or awarded since the Company’s inception except for 23,203 shares that were retained by the Issuer for the Reporting Person for tax withholding, commission and fee purposes and sold by the Issuer’s broker.

(d)       Based on the Reporting Person’s knowledge and understanding, no other person has the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the 7,108,602 shares of common stock for which Reporting Person has sole dispositive power. The Reporting Person does not have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the 536,954 shares of common stock which are held by certain other stockholders of the Issuer that granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders.

Page 6 of 8 Pages

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

For reference and as described in the Reporting Person’s prior Schedule 13D and Schedule 13D/A “Amendments”, as filed with the United States Securities and Exchange Commission and incorporated by reference herein (Exhibit No. 99.0 – Exhibit No. 99.4):

PRIOR ASSIGNMENT OF PROXY VOTE TO REPORTING PERSON BY OTHER STOCKHOLDERS

On March 6, 2018, Reporting Person was granted an irrevocable proxy to vote 797,296 shares of common stock which were held by other stockholders of the Issuer subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. As of March 20, 2019, the proxy right has terminated with respect to 260,342 shares, so that 536,954 shares remain subject to the proxy right as to the best of the knowledge of Reporting Person at this time. (Exhibit No. 99.16)

“SETTLEMENT TERMS” SHEET DATED AUGUST 21, 2019

On August 21, 2019, the Reporting Person and Issuer entered into an agreement titled, “Settlement Terms.” A copy of that agreement is attached hereto and incorporated by reference (Exhibit 10.0). Among other things, the Settlement Terms contains a voting agreement between the Reporting Person and Issuer, which provides that the Reporting Person agrees that while the Issuer makes certain payments to him (described elsewhere in the Settlement Terms), “he will not vote his shares against any proposal or matter submitted to the shareholders for approval that is recommended by a majority of the board for approval of the shareholders, or vote his shares for any proposal or matter that a majority of the board recommends that the shareholders not approve, except to the extent that the action in question would disproportionately negatively effect Lough.” This voting arrangement does not preclude the Reporting Person from abstaining or withholding on any matter put to the shareholders for vote.

Since the Settlement Terms were drafted, a dispute has arisen between the Reporting Person and the Issuer regarding the terms set forth therein. In particular, the Reporting Person contends that the parties agreed that all previously awarded but unvested options and restricted stock units would be immediately vested and that the time to exercise those options would be extended to accommodate future repricing of the options. The Issuer disputes that an agreement was reached on these terms and the parties have yet to resolve that dispute.

FULL EFFECTIVE REGISTRATION OF 7,050,000 COMMON SHARES

On March 6, 2018, the Company entered into a registration rights agreement with the Reporting Person (the “Registration Rights Agreement”). (Exhibit 99.17) Pursuant thereto, the Issuer agreed to file a registration statement to register the resale of 7,050,000 shares of its common stock issued to the Reporting Person upon conversion of his Series E Preferred Shares and within six months, to cause such registration statement to be declared effective by the Securities and Exchange Commission as promptly as possible following its filing and, with certain exceptions set forth in the Registration Rights Agreement, to maintain the effectiveness of the registration statement until all of such shares have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act without restriction. Then, on March 14, 2019, the Company’s registration obligation was waived, and the Registration Rights Agreement was amended to provide that the Reporting Person could demand registration by written request to the Issuer, which request was subsequently made. Thus, on October 21, 2019, the Issuer submitted and filed a Form S-3 Registration Statement with the United States Securities and Exchange Commission (Exhibit 99.10), which was granted effectiveness on November 1, 2019 (Exhibit 99.11).

Page 7 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No. 10.0  Draft Settlement Term Sheet - “Settlement Terms” Scanned Copy of Original from August 21, 2019

Exhibit No. 10.1  Exhibit No. 10.1 Share Award Document - Restricted Stock Unit Agreement PolarityTE Inc.

Exhibit No. 99.0  Reporting Person’s SC 13D (Initial Schedule 13D) February 14, 2018 (Incorporated by Reference)

Exhibit No. 99.1  Reporting Person’s SC 13D/A (Amendment No. 1) March 19, 2018 (Incorporated by Reference)

Exhibit No. 99.2  Reporting Person’s SC 13D/A (Amendment No. 2) March 21, 2019 (Incorporated by Reference)

Exhibit No. 99.3   Reporting Person’s SC 13D/A (Amendment No. 3) October 15, 2019 (Incorporated by Reference)

Exhibit No. 99.4  Reporting Person’s SC 13D/A (Amendment No. 4) November 26, 2019 (Incorporated by Reference)

Exhibit No. 99.10 Form S-3 Registration Statement on October 21, 2019 (Incorporated by Reference)

Exhibit No. 99.11 Notice of Effectiveness of S-3 Registration November 1, 2019 (Incorporated by Reference)

Exhibit No. 99.12 SEC Form-4 Statement of Changes in Beneficial Ownership September 20, 2018

Exhibit No. 99.13 SEC Form-4 Statement of Changes in Beneficial Ownership November 10, 2017

Exhibit No. 99.14 SEC Form-3 Initial Statement Beneficial Ownership of Securities December 1, 2016

Exhibit No. 99.15 SEC Form-4/A Statement of Changes in Beneficial Ownership March 27, 2019

Exhibit No. 99.16 Exhibit 10.1 to the Issuer’s Form 8-K Current Report filed March 7, 2018 (Form of Exchange Agreement)

Exhibit No. 99.17 Exhibit 10.2 to the Issuer’s Form 8-K Current Report filed March 7, 2018 (Lough Registration Rights Agreement)

Page 8 of 8 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 12/20/2019	COMPANY NAME

	By:	/s/
	Name:	Denver Lough
	Title:	Individual